                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.
                             Three year period ending 2000

                         FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in duplicate. If acknowledgement is desired, file in triplicate.)

       1.    Name and business address of persons filing statement.

             See attached Exhibit A.


       2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

             None.


       3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

             American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.


       4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

             See attached Exhibit A.


       5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

             See attached Exhibit B.

             (b) Basis for compensation if other than salary.

             Salary (including incentive compensation, if any) from American Electric Power Service Corporation and directors' fees from the subsidiary companies of American Electric Power Company, Inc.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

             (a)    See attached Exhibit B.

             (b)    None.


             Date:         January 30, 1998

                           American Electric Power Service Corporation

                           By:   /s/ Bruce M. Barber
                                 B. M. Barber

                           By:   /s/ Donald M. Clements, Jr.
                                 Donald M. Clements, Jr.

                           By:   /s/ P. J. DeMaria
                                 P. J. DeMaria

                           By:   /s/ E. Linn Draper, Jr.
                                 E. Linn Draper, Jr.

                           By:   /s/ Henry W. Fayne
                                 Henry W. Fayne

                           By:   /s/ Dale E. Heydlauff
                                 Dale E. Heydlauff

                           By:   /s/ Wm. J. Lhota
                                 William J. Lhota

                           By:   /s/ R. M. Maliszewski
                                 R. M. Maliszewski

                           By:   /s/ G. P. Maloney
                                 G. P. Maloney

                           By:   /s/ James J. Markowsky
                                 James J. Markowsky

                           By:   /s/ Armando A. Pena
                                 Armando A. Pena

                           By:   /s/ Andrew P. Varley
                                 Andrew P. Varley

                           By:   /s/ J. H. Vipperman
                                 J. H. Vipperman




                                       EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 1998, 1999 and 2000 in matters included within the exemption provided by paragraph (b) of Rule
71:

American Electric Power Service Corporation

Name:                            Position:

Bruce M. Barber                  Vice President-Strategic Studies of
                                 American Electric Power Service
                                 Corporation

Donald M. Clements, Jr.          Executive Vice President-Corporate
                                 Development and Director of American
                                 Electric Power Service Corporation and
                                 certain of the subsidiary companies of
                                 American Electric Power Company, Inc.

P. J. DeMaria                    Director and Controller of American
                                 Electric Power Company, Inc. and Vice
                                 Chairman of the Board and Director of
                                 American Electric Power Service
                                 Corporation and Director, Vice President and Controller of a majority of all subsidiaries of American Electric Power
                                 Company, Inc.

E. Linn Draper, Jr.              Chairman of the Board, President and
                                 Chief Executive Officer and Director of
                                 American Electric Power Service
                                 Corporation, and Chairman of the Board
                                 or President, and Chief Executive
                                 Officer of American Electric Power
                                 Company, Inc. and all majority-owned
                                 subsidiaries of American Electric Power
                                 Company, Inc.

Dale E. Heydlauff                Vice President-Environmental Affairs of
                                 American Electric Power Service
                                 Corporation

Henry W. Fayne                   Director and Executive Vice President-
                                 Financial Services of American Electric
                                 Power Service Corporation and Director
                                 of certain of the subsidiary companies
                                 of American Electric Power Company, Inc.

William J. Lhota                 Executive Vice President and Director of
                                 American Electric Power Service
                                 Corporation, Vice President and a
                                 Director of all principal subsidiaries
                                 of American Electric Power Company, Inc.

R. M. Maliszewski                Director and Senior Vice President-
                                 System Planning of American Electric
                                 Power Service Corporation.

Gerald P. Maloney                Director and Vice Chairman of the Board
                                 of American Electric Power Service
                                 Corporation, Vice President, Director
                                 and Secretary of American Electric Power
                                 Company, Inc., Director and Vice
                                 President of AEP Energy Services, Inc.
                                 AEP Resources Service Company, Inc., AEP
                                 Investments, Inc. AEP Resources, Inc.
                                 and Director and Vice President of all
                                 majority-owned subsidiaries of American
                                 Electric Power Company, Inc.

James J. Markowsky               Executive Vice President-Power
                                 Generation and Director of American
                                 Electric Power Service Corporation and a
                                 Director of a majority of the various
                                 subsidiary companies of American
                                 Electric Power Company, Inc.

Armando A. Pena                  Treasurer of American Electric Power
                                 Company, Inc. and Director and Senior
                                 Vice President-Treasurer, Finance, and
                                 Chief Financial Officer and Director of
                                 American Electric Power Service
                                 Corporation, and Treasurer of all
                                 majority-owned subsidiaries of American
                                 Electric Power Company Inc.

Andrew P. Varley                 Director and Senior Vice President-
                                 Energy Pricing and Regulatory Services
                                 of American Electric Power Service
                                 Corporation.

J. H. Vipperman                  Director and Executive Vice President-
                                 Corporate Services of American Electric
                                 Power Service Corporation and Director
                                 and Vice President of certain of the
                                 subsidiary companies of American
                                 Electric Power Company, Inc.

The business address of each of the above-listed individuals is:
1 Riverside Plaza, Columbus, Ohio  43215.

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission and other agencies of the Federal Government and, possibly on rare occasions, Congress or Congressional Committees, and members and representatives thereof, to present or discuss matters affecting companies in the American Electric Power System. The time devoted to such activities represents only a small fraction (probably less than 2%) of the time devoted to the duties of their above-listed positions.


                                       EXHIBIT B

Name of Recipient   Total Compensation           Estimated Compensation         Routine Expenses
                    Received in 1997          1998        1999        2000      Charged in 1997
Bruce M. Barber            $204,315         $205,000     $210,000    $215,000          $ 466

Donald M. Clements          528,829          600,000      625,000     650,000            886

P. J. DeMaria               951,708          322,000*        0            0                0

E. Linn Draper, Jr.       2,030,496        2,000,000    2,000,000   2,000,000         12,026

Dale E. Heydlauff           169,620          178,000      187,000     196,000         12,614

Henry W. Fayne              452,210          575,000      575,000     575,000              0

William J. Lhota            881,402          870,000      890,000     910,000            501

R. M. Maliszewski           475,530          485,000      330,000*       0             2,327

Gerald P. Maloney           951,708          140,000*        0           0                 0

James J. Markowsky          810,849          720,000      780,000     850,000          2,300

Armando A. Pena             351,554          400,000      450,000     500,000              0

Andrew P. Varley            352,003          360,000      365,000        0*              451

J. H. Vipperman             611,845          527,000      545,000     565,000          1,511



* Prorated due to retirement.
